United States
               Securities and Exchange Commission
                     Washington, D.C. 20549

                Commission File Number - 0-22273

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934


              BOULDER CAPITAL OPPORTUNITIES III, INC.
                        (Name of Issuer)


                             Common
                 (Title of Class of Securities)


                          10 1 409100
                         (Cusip Number)


Robert Soehngen, 2434 Vine Place, Boulder, CO 80304 (303) 442-1021 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                         June 15, 1998
    (Date of Event which Requires Filing of this Statement)


      If  the  filing person has previously filed a statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d(b)(3) or (4), check the following box / /.

      Check  the  following box if a fee is being paid  with  the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 92) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

                          SCHEDULE 13D

CUSIP NO.: 10 1 409100                       Page 1 of 5 Pages


1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Robert Soehngen
     SSN: ###-##-####

2.   Check the Appropriate Box if A Member of a Group*

          a /  /
          b /  /

3.   SEC Use Only


4.   Source of Funds

     OO

5.   Check  Box  if Disclosure of Legal Proceedings  is  Required
     Pursuant to Items 2(d) or 2(e)

     /  /

6.   Citizenship or Place of Organization

     Boulder, Colorado

7.   Sole Voting Power

     447,500

8.   Shared Voting Power

     0

9.   Sole Dispositive Power

     447,500

10.  Shared Dispositive Power

     0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     447,500

12.  Check  Box  if  the  Aggregate Amount in Row  (11)  Excludes
     Certain Shares

     /  /

13.  Percent of Class Represented by Amount in Row (11)

     Not Applicable

14.  Type of Reporting Person

     IN

Item 1.   Security & Issuer

      This  statement relates to common shares of Boulder Capital
Opportunities III, Inc.


Item 2.
     a.   Robert Soehngen
     b.   2434 Vine Street, Boulder, Colorado 80304
     c. Robert Soehngen is President and Director of Boulder Capital Opportunities III, Inc., 2434 Vine Street, Boulder, Colorado 80304, and is also President of Century 21 Gold, Inc., a real estate broker located at 1280 Centaur Village, #10, Lafayette, Colorado.
     d.   The reporting person has not during the last five
          years   been   convicted  in  a   criminal   proceeding
          (excluding traffic violations).
     e. The reporting person has not during the last five years been subject to or party to a civil proceeding of any type nor has any judgment, decree or order of any type been entered against reporting person.
     f.   Citizenship:  United States

Item 3.   Source and Amount of the Funds

      The  amount of the purchase price was $100,000.   The  fund
source was from stock subscribed.

Item 4.   Purpose of the Transaction

      The transaction was made to facilitate the acquisition of the assets and business of Sonic Jet Performance, LLC, a jet ski based watercraft manufacturer, and as a requirement of the purchase of $1,500,000 in Series A Preferred Convertible stock of Boulder Capital Opportunities III, Inc., which funds provided operating capital to the newly acquired jet ski business.

     100,000 common shares have been sold back to Boulder Capital Opportunities III, Inc. and the Company has the option to repurchase an additional 332,500 shares for $46,958.97 by December 1, 1998. Concurrently, Sonic Jet Performance, LLC conveyed all of its assets, liabilities and business to Boulder Capital Opportunities III, Inc. in consideration of issuance of 5,000,000 shares of common stock to Sonic Jet Performance, LLC.

      Alex Mardikian has been appointed as Vice President of Boulder Capital Opportunities III, Inc. It is anticipated that Alex Mardikian will be appointed to the Board of Directors of the Company, Boulder Capital Opportunities III, Inc. upon compliance with Section 14f of the Securities Exchange Act of 1934. Robert Soehngen expects to resign as Director and President upon request of the Board as then duly constituted. No other Board members have been selected, however at least two other members will be appointed in the future.

      The issuer, Boulder Capital Opportunities III, Inc. has acquired the assets and liabilities of Sonic Jet Performance, LLC for 5,000,000 shares of common stock. Concurrently, $1,500,000 was paid for 1,600 shares of newly authorized Series A Convertible Preferred Stock by a private investment company. Such shares of Series A Convertible Preferred Stock are convertible to common at the lower of $4.00 per share or the average of the five lowest closing prices of common in the 20 trading days prior to the Notice of Conversion by holder.

      The assets of Sonic Jet Performance, LLC were $6,190,134 at December 31, 1997, according to the Audited Balance Sheet of Wayne Voigt, C.P.A. and the liabilities were $837,677 at December 31, 1997. This balance sheet, as combined with the issuer, Boulder Capital Opportunities III, Inc. will materially change the capitalization of Boulder Capital Opportunities III, Inc.

Item 5.   Interest in Securities of the Issuer

          a. 447,500 common shares (7.4%) of issuer are owned beneficially and of record by Robert Soehngen, the Reporting Person. Previously, the Reporting Person had owned 660,000 shares of common stock. In September 1997, Reporting Person sold 112,500 shares in a private transaction to Harden International, Inc., leaving the Reporting Person with 547,500 shares.

          b.    Robert  Soehngen has sole power to  vote  447,500
          shares of common stock.

          c. On June 15, 1998, Reporting Person sold 100,000 shares of common stock to Registrant for $100,000 and granted an option to issuer to purchase 332,500 additional shares for $46,958.97 by December 1, 1998.

          d.   Not Applicable

          e.   Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The Reporting Person, Robert Soehngen has granted an option to issuer to purchase 332,500 shares of common stock of Boulder Capital Opportunities III, Inc. for $46,958.97 on or before
December 1, 1998. It has been agreed, as part of the Stock Purchase Agreement for Series A Preferred Stock by JNC Strategic Ltd, that the remaining 332,500 shares as well as the 100,000 shares already purchased will be retired into the treasury of the company.

          Exhibit 6.1         Share Exchange Agreement
          Exhibit 6.2         Stock Sale Agreement
          Exhibit 6.3         Securities Purchase Agreement


                           SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 7, 1998                     /s/Robert Soehngen
                                        Signature

                                        Robert Soehngen/President
                                        Name/Title